

New York Stock Exchange
11 Wall Street
New York, NY 10005

August 23, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of CAPRI LISTCO (name to be changed to Cazoo Group Ltd.), under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share and one-fourth of one redeemable warrant

- Class A ordinary shares, $0.0001 par value per share

- Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

Sincerely,

Ben Sawyer